

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-mail</u>
Christopher J. Calhoun
Chief Executive Officer
Cytori Therapeutics, Inc.
3020 Callan Road
San Diego, California 92121

> **Re: Cytori Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 19, 2013**
> **File No. 333-192409**

Dear Mr. Calhoun:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Selling Stockholder, Page 9</u>

1.   We note that the selling stockholders were to acquire the shares to be sold in this registration statement in two parts. The prospectus indicates that four million of the shares were to be paid for and transferred within 7 days of closing; whereas, the remaining four million shares are to be paid for and transferred within sixty days of the effective date. Please be note that this sixty day period is longer than the "short time" described Securities Act Compliance and Disclosure Interpretations 139.11. Please revise or tell us why you believe that changes are unnecessary. Also, please confirm that the first half have already been paid for and transferred to the stockholder.

2.   Please ensure you have resolved any confidential treatment applications prior to requesting acceleration of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via-email): Jeffrey T. Baglio, Esq.